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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MIND C.T.I. LTD.

(Name of Issuer)
Ordinary Shares, NIS 0.01 nominal value

(Title of Class of Securities)
M7024010

(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / /    Rule 13d-1(b)
  / /    Rule 13d-1(c)
  /x/    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            M7024010

(1)	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
ADC Telecommunications, Inc. and its wholly-owned subsidiary, ADC Telecommunications Israel, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/ /

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota/Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(5)	SOLE VOTING POWER
4,502,000 (see Item 4)

		(6)	SHARED VOTING POWER
None (see Item 4)

		(7)	SOLE DISPOSITIVE POWER
4,502,000 (see Item 4)

		(8)	SHARED DISPOSITIVE POWER
None (see Item 4)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,502,000 (see Item 4)

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
Not Applicable

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.8%

(12)	TYPE OF REPORTING PERSON*
CO

Item 1(a).	Name of Issuer
MIND C.T.I. Ltd.
Item 1(b).	Address of Issuer's Principal Executive Offices
Industrial Park, Building 7, Yoqneam 20692, Israel
Item 2(a).	Name of Person Filing
ADC Telecommunications, Inc. and its wholly-owned subsidiary, ADC Telecommunications Israel, Ltd.
Item 2(b).	Address of Principal Business Office or, if none, Residence
13625 Technology Drive, Eden Prairie, MN 55344
Item 2(c).	Citizenship
Minnesota - Israel
Item 2(d).	Title of Class of Securities
Ordinary shares, NIS 0.01 nominal value
Item 2(e).	CUSIP Number
M7024010
Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable
Item 4.	Ownership
(a)	Amount beneficially owned: 4,502,000
(b)	Percent of class: 21.8%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote	4,502,000
(ii)	Shared power to vote or to direct the vote	None
(iii)	Sole power to dispose or to direct the disposition of	4,502,000
(iv)	Shared power to dispose or to direct the disposition of	None

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002
/s/ GOKUL V. HEMMADY Gokul V. Hemmady Vice President and Treasurer ADC Telecommunications, Inc.

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SIGNATURE